Exhibit 99.2

Media Release

Planegg/Munich, Germany, July 12, 2024

MorphoSys Announces Voluntary Delisting from the Nasdaq Global Market

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced that it has formally notified the Nasdaq Stock Market of its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq Global Market and to deregister the ADSs under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”).

MorphoSys currently anticipates that it will file with the Securities and Exchange Commission (the “SEC”) a Form 25, Notification of Removal of Listing and/or Registration Under Section 12(b) of the Exchange Act, relating to the delisting and deregistration on or about July 25, 2024, with the delisting of the ADSs taking effect no earlier than ten days thereafter. As a result, MorphoSys expects that the last trading day on Nasdaq will be on or about August 2, 2024.

Following the delisting, any trading in MorphoSys’ ADSs would occur only in privately negotiated sales and potentially on an over-the-counter market if a broker makes a market in the ADSs. There is no guarantee, however, that a broker will make such a market or that trading of the ADSs will continue on an over-the-counter market or otherwise.

The Supervisory Board of MorphoSys authorized the delisting of the ADSs as required by the delisting agreement signed by MorphoSys, Novartis BidCo AG and Novartis AG (hereinafter collectively referred to as “Novartis”). On July 4, 2024, Novartis launched its public delisting purchase offer for all outstanding no-par value bearer shares of MorphoSys.

In addition, Novartis has informed MorphoSys of its intention to merge MorphoSys into Novartis (the “Merger Squeeze-out”). The conclusion and notarization of the merger agreement between MorphoSys AG and Novartis BidCo Germany AG will take place shortly. The effectiveness of the merger squeeze-out is still subject to approval by the MorphoSys AG Annual General Meeting and the registration of both the transfer resolution and the merger in the commercial register at the seat of MorphoSys AG, as well as the registration of the merger in the commercial register at the seat of Novartis BidCo Germany AG.

About MorphoSys

At MorphoSys, we are driven by our mission: More life for people with cancer. As a global biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

Forward-Looking Statements

This communication contains certain forward-looking statements concerning MorphoSys, Novartis and the Delisting Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, MorphoSys’ forward-looking statements include statements about the expected timetable for the consummation of the Delisting Offer and the delisting; MorphoSys’ plans, objectives, expectations and intentions; and the financial condition, results of operations and business of MorphoSys and Novartis AG.

The forward-looking statements contained in this communication represent the judgment of MorphoSys as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: MorphoSys’ ability to file a Form 25 and the timing of such filing; the last trading day of the ADSs on the Nasdaq Global Market; MorphoSys’ ability to file a Form 15 and the timing of such filing; the timing of effectiveness of the Form 15; the effects of the acquisition of MorphoSys by Novartis AG on relationships with employees, other business partners or governmental entities; that Novartis BidCo AG and Novartis AG may not realize the potential benefits of the acquisition of MorphoSys by Novartis AG; potential operational difficulties with integrating MorphoSys with Novartis AG; that MorphoSys’ expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; MorphoSys’ reliance on collaborations with third parties; estimating the commercial potential of MorphoSys’ development programs; and other risks indicated in the risk factors included in MorphoSys’ filings with the SEC, including MorphoSys’ Annual Report on Form 20-F. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. MorphoSys’ expressly disclaims any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Senior Vice President, Corporate Affairs Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Vice President, Global Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Eamonn Nolan Senior Director, Corporate Communications & Investor Relations Tel: +1 617-548-9271 eamonn.nolan@morphosys.com